

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 19, 2010

Mr. Jose Flores Flores
Group Simec, Inc.
Calzada Lazaro Cardenas 601
Colonia La Nogalera, Guadalajara
Jalisco, Mexico 44440

      RE: Group Simec, Inc.
              Form 20-F for the fiscal year ended December 31, 2008
              Filed July 20, 2009
              File # 1-11176

Dear Mr. Flores:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3789. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 with any other questions.

                      Sincerely,

                      John Hartz
                      Senior Assistant Chief Accountant